Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 29, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
O’Shaughnessy All Cap Core Fund (S000029818)
O’Shaughnessy Enhanced Dividend Fund (S000029819)
O’Shaughnessy Small/Mid Cap Growth Fund (S000029822)
O’Shaughnessy Global Equity Fund (S000029820)
O’Shaughnessy International Equity Fund (S000029821)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of July 9, 2010, as well as your additional oral comments and suggestions of July 27, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 323 to its registration statement.  PEA No. 323 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on June 16, 2010, for the purpose of adding new series, O’Shaughnessy All Cap Core Fund, O’Shaughnessy Enhanced Dividend Fund, O’Shaughnessy Small/Mid Cap Growth Fund, O’Shaughnessy Global Equity Fund and O’Shaughnessy International Equity Fund (each a “Fund”, collectively, the “Funds”), to the Trust.

Please note that, per the conversation that took place on July 27, 2010, the Trust intends to add disclosure to the Prospectus (cover page, Item 6 and/or Item 9) that indicates that a particular Fund or Funds are not currently available for sale to the public.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”) have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS COMMENTS

Summary Section – All Funds

1.
Staff Comment: In the Summary Section – Fees and Expenses of the Fund, please revise the last caption, “Net Annual Fund Operating Expenses,” in each Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of each fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

Summary Section – O’Shaughnessy Enhanced Dividend Fund

2.	Staff Comment: With respect to the first paragraph of the “Principal Investment Strategies of the Fund” section, please:

a)
revise to include examples of what is meant by the term “historical data” as described in the sentence that reads, “The Adviser employs a proprietary quantitatively-driven approach to security selection based on research and analysis of historical data.”;

b)	revise to include examples of the factors associated with the “factor-based model” as described in the sentence that reads, “The Adviser screens securities using a factor based model.”;
c)	revise to include the Fund’s definition of a small-capitalization company as it relates to the Fund’s 25% of total assets investment limitation;
d)	revise to include the specific attributes of the Fund’s investment strategy that warrant the use of the term “enhanced” in the Fund’s name; and
e)	revise to include language disclosing the Fund’s requirement to invest at least 80% of its net assets in dividend-producing securities, as indicated by the Fund’s name.

Response:  The Trust responds by revising the first paragraph of the “Principal Investment Strategies of the Fund” section as follows:

 “Under normal market conditions, the Fund invests at least 80% of its net assets (including any borrowings for investment purposes) in dividend-producing securities.  Such securities primarily include ~~in income-producing~~ common stocks and other equity securities of medium to large capitalization companies listed on U.S. exchanges, which includes depositary receipts of foreign based companies (i.e., American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), and Global Depositary Receipts (“GDRs”), etc.) whose common stock is not itself listed on a U.S. exchange.  The Fund may also invest up to 25% of its total assets in equity securities of small capitalization companies, which the Adviser defines by reference to those companies within the capitalization range of the Russell® 2000 Index (which consists of companies with capitalizations from approximately $39 million up to approximately $2.5 billion as of June 30, 2010).  The Adviser screens securities using a factor-based model that seeks to identify market leading companies by analysis of a number of factors including, but not limited to, above-average annual sales, cash flow, market capitalization and volume.  The Adviser may eliminate or substitute factors at its discretion. From this group of securities, Tthe Adviser then employs a proprietary quantitatively-driven approach to security selection based on research and analysis of historical data (for example, companies’ past dividend yields and dividend yield rankings) to identify those securities with high dividend yields.  Finally, Tthe Adviser ~~primarily selects~~ employs an “enhanced” strategy by overweighting those securities that it believes have the highest dividend yields.  Portfolio securities may be sold generally upon periodic rebalancings of the Fund’s portfolio.  The Adviser considers the same factors it uses in evaluating a security for purchase and generally sells securities when it believes such securities no longer meet its investment criteria. The Fund may from time to time emphasize investment in certain sectors of the market.”

Additionally, the Trust has considered the comment related to Rule 35d-1 and believes that Rule 35d-1 is inapplicable to the Fund.  Rule 35d-1(2) states that a fund must invest at least 80% of the value of its assets in (1) the particular types of investments suggested by the fund’s name, or (2) investments in the particular industry or industries suggested by the fund’s name.  Since the term “dividend” does not relate to a particular industry, Rule 35d-1 would only be applicable to the fund if it suggests a particular type of investment.  It is the Trust’s position that the term “dividend” is used in the Fund’s name to correlate to its investment objective of seeking income, rather than suggesting a particular type of investment in which the Fund invests.  However, the Adviser has decided to accept the comment and revise the Fund’s prospectus disclosure accordingly.

Summary Section – O’Shaughnessy Small/Mid Cap Growth Fund

3.
Staff Comment:  With respect to the “Principal Investment Strategies of the Fund” section, please explain how it is appropriate for the Fund to define small- and medium-sized companies to include companies with capitalizations as large as $19.3 billion.  It is the Staff’s position that companies of this size are generally considered large capitalization companies.

Response:  The Trust supplementally responds by stating that the Fund looks to the Russell MidCap® Index (the “Index”) as a generally recognized index for medium sized companies.  Additionally, the range of capitalizations contained within the Index periodically changes.  For example, as of June 30, 2010, the largest company in the Index had a market capitalization of $13.7 billion.  As of June 30, 2010, the median market capitalization for the Index was $3.3 billion.  Please note that we will be updating the date and range of capitalizations for each index for the Rule 485(b) filing so that they are more current.

Summary Section – O’Shaughnessy Global Equity Fund/O’Shaughnessy International Equity Fund

4.
Staff Comment:  The Staff notes that the Funds’ “Principal Investment Strategies of the Fund” sections are almost identical.  The Staff also notes that the performance shown in the “Similarly Managed Account Performance” section shows a significant difference between the Funds’ composites for the most recent calendar year ended December 31, 2009, which implies differing investment strategies.  Please revise each Fund’s “Principal Investment Strategies of the Fund” section as necessary to demonstrate how their investment strategies are different.  Additionally, since the term “international” is contained in its name, please revise the O’Shaughnessy International Equity Fund’s “Principal Investment Strategies of the Fund” section to state that the Fund will invest at least 40% of its net assets in foreign securities.

Response:  The Trust responds by noting that the O’Shaughnessy Global Equity Fund invests in U.S. companies while the O’Shaughnessy International Equity Fund does not.  This is already disclosed in the principal strategy discussions.  We have revised the “Principal Investment Strategies of the Fund” section for the O’Shaughnessy International Equity Fund as follows:

“Under normal market conditions, the Fund invests primarily in a diversified portfolio of common stocks and other equity securities of foreign issuers.  This portfolio generally does not invest in equity securities of companies based in the United States.  The Fund will generally invest at least 80% of its net assets (including any borrowings for investment purposes) in equity securities.  The Fund may invest in companies of any size.  The Adviser employs a proprietary quantitatively-driven approach to security selection based on research and analysis of historical data.  The Adviser screens securities for attractive growth and value characteristics using a factor-based model.  In selecting value securities, the Adviser evaluates factors that may include, but are not limited to: market capitalization, sales over the previous twelve months, trading volume and cash flow.  In selecting growth securities, the Adviser evaluates factors that may include, but are not limited to: market capitalization, trading volume, valuation metrics, earnings and price momentum over time.  Portfolio securities may be sold generally upon periodic rebalancings of the Fund’s portfolio.  The Adviser considers the same factors it uses in evaluating a security for purchase and generally sells securities when it believes such securities no longer meet its investment criteria.  Under normal market conditions, the Fund invests in securities of issuers from three or more non-U.S. countries, with at least 40% (and usually 100%) of the Fund’s net assets invested in foreign securities.  Foreign securities are determined to be “foreign” on the basis of an issuer’s domicile or location of headquarters (as determined by the Adviser’s data sources).  The Fund may invest up to 20% of its total assets in the securities of issuers determined by the Adviser to be in developing or emerging market countries.  The Fund may from time to time emphasize investment in certain sectors of the market.”

Investment Objective, Principal Investment Strategies, Related Risks and Portfolio Holdings Information - O’Shaughnessy Global Equity Fund / O’Shaughnessy International Equity Fund

5.
Staff Comment:  The Staff notes that the O’Shaughnessy Global Equity Fund’s discussion of principal investment strategies and risks on page 25 includes a paragraph regarding the Fund’s growth and value style investing, however, growth and value style investing are not mentioned in the O’Shaughnessy International Equity Fund’s discussion.  Please clarify if this is a key difference between the Funds’ investment strategies, and if it is not, please add growth and value style investing disclosure to the O’Shaughnessy International Equity Fund’s discussion.

Response:  The Trust responds by stating that the same paragraph, as shown below, already appears in the Item 9 disclosure for each Fund (page 25 for the Global Equity Fund and page 27 for the International Equity Fund), as it is applicable to each Fund:

“The Fund’s investments may include securities in both growth and value style investing.  The market prices of growth securities may be more volatile than other types of investments.  The returns on such securities may or may not move in tandem with the returns on other styles of investing or the overall securities markets.  The value style of investing is subject to the risk that the valuations never improve or that the returns on value securities are less than returns on other styles of investing or the overall securities market.  Different types of securities tend to shift in and out of favor depending on market and economic conditions.”

Management of the Funds – All Funds

6.
Staff Comment:  With respect to the “Portfolio Managers” section, per the requirements of Item 10(a)(2) of Form N-1A, please revise to include a description of any limitations on either portfolio manager’s role, including a description of the relationship between the portfolio managers and any difference in the roles/responsibilities of each portfolio manager.

Response:  The Trust responds by revising the third paragraph of the “Portfolio Managers” section as follows:

“Mr. O’Shaughnessy is the lead manager of each Fund.  Any changes to the Funds’ investment strategies, factors, and/or models must be approved by Mr. O’Shaughnessy.  Mr. Meredith is a senior portfolio manager of each Fund.  Mr. Meredith oversees the daily activity, investment transactions, and rebalancing of the Funds, however, Mr. O’Shaughnessy is responsible for the execution of the overall strategy of each Fund.”

Similarly Managed Account Performance – All Funds

7.
Staff Comment:  Please confirm supplementally whether each composite disclosed in this section contains all of the accounts managed by the Adviser having a similar strategy as the Fund to which each composite is being compared.  If each composite does not include all such accounts, please restate the performance numbers to include all related accounts.  Please also confirm supplementally whether the method used to calculate the composite performance disclosed in this section is the same method that the SEC defines in Item 26 of Form N-1A.  If the performance is calculated in a different manner, please add appropriate language disclosing this difference.

Response:  The Trust supplementally responds by confirming that each composite disclosed in this section contains all of the accounts managed by the Adviser having a similar strategy as the Fund to which each composite is being compared.  The Trust also supplementally responds by confirming that the method used to calculate the composite performance disclosed in this section is the same method that the SEC defines in Item 26 of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

Additional Information Concerning Our Board of Trustees

8.
Staff Comment:  Pursuant to the recent SEC Final Rule, “Proxy Disclosure Enhancements,” please revise this section to include disclosure identifying how the Board of Trustees exercises oversight of compliance risk.

Response:  The Trust responds by stating that the current disclosure, as reflected below from page A-24, already provides such disclosure [bolding added]:

“Board Oversight of Risk Management

As part of its oversight function, the Board receives and reviews various risk management reports and assessments and discusses these matters with appropriate management and other personnel.  Because risk management is a broad concept comprised of many elements (such as, for example, investment risk, issuer and counterparty risk, compliance risk, operational risks, business continuity risks, etc.) the oversight of different types of risks is handled in different ways.  For example, the Audit Committee meets regularly with the Chief Compliance Officer to discuss compliance and operational risks.  The Audit Committee also meets with the Treasurer and the Trust’s independent public accounting firm to discuss, among other things, the internal control structure of the Trust’s financial reporting function.  The full Board receives reports from the Advisor and portfolio managers as to investment risks as well as other risks that may be also discussed in Audit Committee.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust